FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated October 1, 2004 regarding Hitachi’s issue of stock acquisition rights as stock options.

2.	Press release dated October 22, 2004 regarding Hitachi’s revisions of business forecasts for the first half of fiscal 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date October 27, 2004	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Issues Stock Acquisition Rights as Stock Options

Tokyo, October 1, 2004 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501, the “Company”) today announced that the conditions of stock acquisition rights as stock options, resolved at the meeting of Board of Directors held September 24, 2004 in accordance with the resolution at the 135th Ordinary General Meeting of Shareholders held June 24, 2004, have been decided on as follows.

1.	Amount to be paid upon exercise of the rights

705 yen per share

2.	Total amount of the Company’s common stock to be issued or transferred upon exercise of all the rights

28,905,000 yen

3.	Amount to be transferred to stated capital out of the issue price of the shares to be issued upon exercise of the rights

353 yen per share

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE:HIT) headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

# # #

FOR IMMEDIATE RELEASE

Hitachi Revises Business Forecasts for The First Half of Fiscal 2004

Tokyo, October 22, 2004 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced revisions to its business forecasts for the first half of fiscal 2004, ended September 30, 2004, as follows.

(1) Consolidated Business Forecast for First Half of Fiscal 2004

(Billions of yen)

(Figures in parentheses are year-on-year comparisons)

	Half years ended September 30
	2004			2003
	Revised Forecast (A)	Previous Forecast (*) (B)	(A)-(B)
Revenues	4,329.0 (107%)	4,150.0 (103%)	179.0	4,041.4
Operating Income	127.0 (628%)	90.0 (445%)	37.0	20.2
Income Before Income Taxes and Minority Interests	136.0 (150%)	80.0 (88%)	56.0	90.5
Income Before Minority Interests	68.0 (475%)	43.0 (300%)	25.0	14.3
Net Income	41.0 (762%)	25.0 (464%)	16.0	5.3

*	The previous forecast was announced with fiscal 2003 results on April 28, 2004.

(2) Unconsolidated Business Forecast for First Half of Fiscal 2004

(Billions of yen)

(Figures in parentheses are year-on-year comparisons)

	Half years ended September 30
	2004			2003
	Revised Forecast (A)	Previous Forecast (*) (B)	(A)-(B)
Revenues	1,152.8 (102%)	1,110.0 (98%)	42.8	1,128.2
Ordinary Income	9.6 (96%)	0 (—)	9.6	10.0
Net Income	26.5 (138%)	15.0 (78%)	11.5	19.2

*	The previous forecast was announced with fiscal 2003 results on April 28, 2004.

(3) Reasons for Revision

During the first half of fiscal 2004, the Japanese economy steadily improved, with increased private-sector investment and export. In addition, increased demand for digital media and consumer products and IT-related equipment, particularly in the U.S., bolstered the global economy.

Against this backdrop, Hitachi’s core businesses, such as devices and materials for IT and digital media related products, and manufacturing equipment achieved strong growth, and overseas operations recorded steady growth. As a result, Hitachi expects its first half results to be better than the previous forecast*. Also, all segments of the company’s business are expected to be improved from the first half results ended September 30, 2003.

About Hitachi

Hitachi, Ltd. (NYSE: HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•	rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	increasing commoditization of information technology products, and intensifying price competition in the market for such products;

•	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•	general economic conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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